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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 1 7 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning January 1, 2004 and ending December 31, 2004

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
S&L, LLC

Official Use Only
_____
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
40 Skokie Blvd, Suite 110
(No. and Street)

Northbrook   IL   60062
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
REPORT:
Betty Singer   (847) 509-8857
                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – if individual, state last, first, middle name)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago   Illinois   60601
(City)   (State)   (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

*Claims for exemption from the requirement that the annual report covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances
relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

Robert Levinson

I, |Betty Singer|, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of |S&L, L.L.C.| as of |December 31, 2004|, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

_____

Managing member   Betty Singer
                                        Signature

_____
                                        Title

Notary Public   3-16-05

> OFFICIAL SEAL
> REBECCA M. CHRISTIE
> NOTARY PUBLIC, STATE OF ILLINOIS
> MY COMMISSION EXPIRES 6-14-2007

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.



S&L, L.L.C.

Northbrook, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2004

**(Filed Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934)**

S&L, L.L.C.

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Members
S&L, L.L.C.
Northbrook, Illinois

We have audited the accompanying statement of financial condition of S&L, L.L.C. as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. The financial statements of S&L, L.L.C. as of and for the year ended December 31, 2003, were audited by Kupferberg, Goldberg & Neimark, LLC whose report dated January 23, 2004, expressed an unqualified opinion on those statements. On August 2, 2004, Virchow, Krause & Company, LLP acquired certain assets and assumed certain liabilities of Kupferberg, Goldberg & Neimark, LLC.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of S&L, L.L.C. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Chicago, Illinois
January 21, 2005

Page 1

S&L, L.L.C.

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

ASSETS

Cash	$ 1,761
Receivable from broker-dealers	8,420,625
Securities owned	5,899,005
Prepaid expenses	2,105
Deposit with broker-dealer	11,854
TOTAL ASSETS	**$ 14,335,350**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Securities sold, not yet purchased, at market value	$ 6,699,270
Accrued income taxes	23,000
Accrued expenses	910
Total Liabilities	6,723,180
MEMBERS' EQUITY	7,612,170
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 14,335,350**

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2004

NOTE 1 - Nature of Operations

S&L, L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") dealing principally in equity securities. All transactions are cleared through other broker-dealer clearing firms.

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Illinois. The Company's operating agreement expires on December 31, 2045. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company, when present, are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. These expenses are netted with trading gains, net in the statement of operations.

Income Tax

As a limited liability company, the Company has elected to be treated as a partnership; consequently, taxable income or loss is allocated to the members in accordance with their respective percentage ownership, and no provision or liability for income taxes has been included in the financial statements. The financial statements do include a provision for state replacement taxes.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Securities Owned and Sold, Not Yet Repurchased

Marketable securities owned and sold, not yet repurchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Repurchased
Corporate stocks	$ 5,899,005	$ 6,699,270

NOTE 4 - Exchange Memberships

During the year, the Company transferred its exchange memberships to Singer & Levinson Global Trading, L.L.C. ("Global"), a related party through common ownership. There was no gain or loss on the transaction.

NOTE 5 - Operating Leases

During June 2004, Global became the tenant of record on the office space previously leased by the Company. Rent expense, prior to the transfer, was $46,520 for the year ended December 31, 2004.

Beginning July 2004, the Company leased its office space on a month-to-month basis from Global. Additionally, the Company reimburses common expenses to Global on a month-to-month basis. Total payments to Global were $3,000 for the year ended December 31, 2004.

S&L, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2004

NOTE 6 - Financial Instruments

Accounting Policies

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values of over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes may include forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of that Statement are generally not applicable with respect to these financial statements.

Financial Instruments With Off-Balance-Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations at market values of the related securities in the financial statements at December 31, 2004 and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

NOTE 7 - Concentrations of Credit Risk

The Company clears all of its trades through a clearing broker located in Chicago, Illinois. In the event this clearing broker does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the clearing broker. The Company attempts to minimize this credit risk by monitoring the creditworthiness of this clearing broker.

NOTE 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2004, the Company had net capital of $5,961,797, which was $5,861,797 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.004 to 1.